FOR IMMEDIATE RELEASE

Contacts:
Mark Deep	Peter Cauley
Vice President of Marketing	Chief Financial Officer
DataMirror Corporation	DataMirror Corporation
905-415-0310 ext. 121	905-415-0310 ext. 271
mdeep@datamirror.com	pcauley@datamirror.com

DataMirror Announces Results for Third Quarter of Fiscal 2005

TORONTO, CANADA – (November 23, 2004) – DataMirror (Nasdaq: DMCX; TSX: DMC), a leading provider of secure data integration, audit and protection solutions, today announced its financial results for the third quarter of fiscal 2005. The comparative figures provided for fiscal 2004 have been restated to reflect the effect of retroactive adoption of the CICA handbook recommendations for accounting for stock-based compensation.

Revenue for the quarter ended October 31, 2004, (“Q3 fiscal 2005”) was $13,076,000 compared to $16,077,000 for the quarter ended October 31, 2003 (“Q3 fiscal 2004”). The GAAP net income for Q3 fiscal 2005 was $308,000 or $0.03 per basic and fully-diluted share compared to net income of $1,714,000 or $0.15 per share for Q3 fiscal 2004. Cash, cash equivalents, and short-term investments stood at $56,145,000 or $5.21 per common share outstanding at the end of the quarter.

The overall gross margin for Q3 fiscal 2005 was 79.3%, as compared to 81.2% for Q3 fiscal 2004. Gross margin on maintenance and services was 65.2% in Q3 fiscal 2005, as compared to 61.1% in Q3 fiscal 2004. Total costs, including costs of revenue, were $12,774,000 for Q3 fiscal 2005, down from $13,681,000 in Q3 fiscal 2004 and $13,880,000 in the previous quarter. Total headcount was 257 at October 31, 2004, as compared to 280 at October 31, 2003, and down from 278 at the end of the previous quarter.

Revenue for the nine months ended October 31, 2004, was $39,502,000 compared to $43,637,000 for the nine months ended October 31, 2003. Reported in US currency, revenue for the first nine months of fiscal 2005 was $29,876,000 as compared to $31,186,000 for the first nine months of fiscal 2004, a decrease of 4.2%. Net income for the first nine months of the year was $5,535,000 or $0.50 per share as compared to $3,831,000 or $0.34 per share for the same period in fiscal 2004.

“The company continues to experience margin and revenue pressure, however I am pleased we were able to achieve operating profitability in Q3", Nigel Stokes, DataMirror CEO commented, “PointBase began to contribute some profitability in Q3 and profits from PointBase are expected to increase in Q4. The rapid change in the value of the Canadian dollar is expected to cause continued margin and revenue growth pressure in Q4. Our whole team is working hard and is focused on increasing operational efficiency in all areas of our business. We expect to achieve continued profitability and modest quarter over quarter growth in revenues in Q4.”

Business Outlook:

In the fourth quarter of fiscal 2005, DataMirror expects to earn GAAP net income in the range of $0.00 to $0.05 per share. This includes the effect of adopting the recommendations in Section 3870 of the CICA handbook concerning stock-based compensation.

DataMirror will hold a webcast and conference call to present the results for the third quarter at 5:00 p.m. EST today, November 23, 2004. The conference call can be accessed via audio web cast at http://www.datamirror.com/investors. Participants in the conference call are asked to call 1-800-475-3716 at approximately 4:55 p.m. EST on November 23rd using reservation number 970279. Participants may also view an on-line presentation during the call by visiting https://datamirror.webex.com/datamirror and clicking on the meeting “DataMirror Announces Third Quarter Results” hosted by Peter Cauley, CFO and Nigel Stokes, CEO, DataMirror.

For those unable to attend the conference call, a replay will be available via the DataMirror web site or by dialing 1-888-203-1112, using the same reservation number as indicated above (225151). The replay and on-line presentation will be available from November 23, 2004 at 8:00 p.m. EST to midnight on November 30, 2004.

About DataMirror

DataMirror (Nasdaq: DMCX; TSX: DMC), a leading provider of live, secure data integration and protection solutions, gives companies the power to manage, monitor and protect their corporate data in real-time. DataMirror’s comprehensive family of LiveBusiness™ solutions helps customers easily and cost-effectively capture, transform and flow data throughout the enterprise. DataMirror unlocks the experience of now™ by providing the live, secure data access, integration and availability companies require today across all computers in their business.

Over 1,900 companies have gone live with DataMirror software including Debenhams, FedEx Ground, First American Bank, OshKosh B’Gosh, Priority Health, Tiffany & Co., and Union Pacific Railroad. DataMirror is headquartered in Markham, Canada, and has offices around the globe. For more information, visit www.datamirror.com.

# # #

“Safe Harbour” Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation’s business which are not historical facts, are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words “anticipate”, “believe”, “estimate” and “expect” and similar expressions are intended to identify forward-looking statements. Numerous important factors affect DataMirror’s operating results and could cause DataMirror’s actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; variability of quarterly operating results; dependence upon the continued growth and success of DataMirror’s software products; competition; rapid technological change and new product introductions; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in the DataMirror’s Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. DataMirror disclaims and does not assume any obligation to update these forward-looking statements.

Copyright 2004 DataMirror Corporation. All rights reserved. DataMirror, LiveBusiness and The experience of now are trademarks or registered trademarks of DataMirror Corporation. All other brand or product names are trademarks or registered trademarks of their respective companies.

DataMirror Corporation
Consolidated Balance Sheets
(Thousands of CDN$)

	October 31,	January 31,
	2004	2004

	(unaudited)	(audited)
Assets
Current assets
Cash and cash equivalents	$6,020	$9,286
Short-term investments	50,125	32,720
Accounts receivable	8,327	11,797
Prepaid expenses	1,832	1,803
Future income taxes	2,820	2,540

	69,124	58,146
Capital assets	3,596	3,845
Investment tax credits recoverable	0	1,019
Investments	0	12,185
Intangibles	3,611	5,853
Goodwill	5,175	5,175

	$81,506	$86,223

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$3,292	$5,544
Deferred revenue	19,012	18,839
Income taxes payable	725	1,785
Current portion of capital lease obligations	0	32

	23,029	26,200
Future income taxes	286	1,076

	23,315	27,276

Shareholders' Equity
Share capital
Common shares (October 31, 2004 - 10,772,490
January 31, 2004 - 11,364,952)	61,549	64,625
Deficit	(3,971)	(5,978)
Contributed surplus	1,111	798
Cumulative translation adjustment	(498)	(498)

	58,191	58,947

	$81,506	$86,223

DataMirror Corporation
Consolidated Statements of Income
(Thousands of CDN$, except per share data — unaudited)

	Three Months Ended		Nine Months Ended
	October 31,		October 31,

	2004	2003	2004	2003

Revenue
Licence	$5,476	$8,474	$15,901	$20,424
Maintenance	6,465	6,258	19,945	19,094
Services	1,135	1,345	3,656	4,119

	13,076	16,077	39,502	43,637

Cost of revenue
Licence	59	59	187	166
Maintenance and services	2,645	2,960	8,847	8,348

	2,704	3,019	9,034	8,514

Gross margin	10,372	13,058	30,468	35,123

Operating expenses
Selling and marketing	4,609	5,412	15,435	14,835
Research and development	2,564	2,372	7,861	7,268
General and administration	2,089	1,953	6,281	5,796
Stock-based compensation	98	157	313	321
Amortization of intangibles	710	768	2,242	2,304

	10,070	10,662	32,132	30,524

Operating income (loss)	302	2,396	(1,664)	4,599
Investment income	286	243	745	846
Gain on sale of investment in Idion	0	0	7,611	0
Other income	0	0	0	279

Income before income taxes	588	2,639	6,692	5,724
Income tax expense	280	925	1,157	1,893

Net income	$308	$1,714	$5,535	$3,831

Earnings per share
Basic	$0.03	$0.15	$0.50	$0.34
Fully diluted	$0.03	$0.15	$0.49	$0.33
Weighted average number of
shares outstanding (000's)
Basic	10,917	11,319	11,159	11,393
Fully diluted	10,980	11,560	11,349	11,609

DataMirror Corporation
Consolidated Statements of Cash Flows
(Thousands of CDN$ - unaudited)

	Three Months Ended		Nine Months Ended
	October 31,		October 31,

	2004	2003	2004	2003

Cash provided by (used in)
Operating activities
Net income	$308	$1,714	$5,535	$3,831
Add (deduct) items not affecting cash:
Amortization of capital assets	296	345	894	1,025
Amortization of intangibles	710	768	2,242	2,304
Stock-based compensation	98	157	313	321
Gain on sale of investment in Idion	0	0	(7,611)	0
Other income	0	0	0	(279)
Future income taxes	(602)	(145)	(1,070)	(497)
Investment tax credits	188	7	1,019	448
Non-cash operating expense	0	0	0	32

	998	2,846	1,322	7,185
Changes in non-cash working capital balances	689	(1,711)	303	(1,307)

	1,687	1,135	1,625	5,878

Investing activities
Capital asset additions	(257)	(276)	(645)	(798)
Purchase of short-term investments	(50,125)	(32,720)	(50,125)	(32,720)
Sale of short-term investments	0	0	32,720	25,802
Sale of investment in Idion	0	0	19,891	0
Investment in Idion	0	(2,036)	(96)	(2,085)
Acquisition of technology	0	0	0	(30)
Other income	0	0	0	279

	(50,382)	(35,032)	1,745	(9,552)

Financing activities
Capital lease payments	0	(16)	(32)	(80)
Issuance of share capital	109	556	787	936
Repurchase of share capital	(2,223)	(1,525)	(7,391)	(3,744)

	(2,114)	(985)	(6,636)	(2,888)

Decrease in cash and cash equivalents	(50,809)	(34,882)	(3,266)	(6,562)
Cash and cash equivalents
Beginning of period	56,829	41,345	9,286	13,025

End of period	$6,020	$6,463	$6,020	$6,463